ALLIED GOLD LIMITED

Allied Gold Limited ABN 86 104 855 067
and
AGL (ASG) Pty Ltd ACN 139 239 562

Section 650F(1) Notice declaring the Offer free of all defeating conditions
and
Section 630(3) Notice of status of defeating conditions

TO: 1. Australian Solomons Gold Limited ABN 96 109 492 373 (**ASG**)

2. Australian Securities & Investments Commission

This notice is given by Allied Gold Limited ABN 86 104 855 067 and AGL (ASG) Pty Ltd ACN 139 239 562 (**Allied Gold**) in relation to the bidder's statement / offer and circular dated 29 September 2009 (**Bidder's Statement / Offer and Circular**) in respect of its takeover offer for all the ordinary shares in ASG (**Offer**).

This notice should be read together with the Bidder's Statement / Offer and Circular. Unless the context requires otherwise, terms defined in the Bidder's Statement / Offer and Circular have the same meaning when used in this notice.

NOTICE:

(a) Allied Gold hereby gives notice under section 650F(1) of the Corporations Act and section 2 of the Offer that all the Offers contained in the Bidder's Statement / Offer and Circular, and each contract formed pursuant to acceptances of those Offers, are free from all of the conditions set out in Section 2 of the Offer (**Conditions**).

(b) For the purposes of section 630(3) of the Corporations Act Allied Gold gives notice that the Offers and each contract formed pursuant to acceptances of those Offers are free from all of the Conditions.

(c) Allied Gold has voting power of approximately 49.08% in ASG at the time of giving this notice.

DATED: 9 November 2009

SIGNED for and on behalf of Allied Gold Limited and AGL (ASG) Pty Ltd:

Frank Terranova
Executive Director and Chief Financial Officer